Exhibit 99.1

ParaZero Strengthens Global SalesLeadership with Appointment of Bat-Sheva Noy as VP

Kfar Saba, Israel, March 04, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, recently announced the appointment of Bat-Sheva Noy as its new Vice President of Global Sales.

Ms. Noy brings more than 20 years of extensive commercial and leadership experience, with particular expertise in strategic planning, market access, and leading cross-functional teams. Most recently, from 2020 to 2025, she served as the Business Unit Lead for Rare Diseases at Pfizer Israel (a subsidiary of Pfizer Inc., NYSE: PFE). In that role, she was responsible for developing and executing strategy, building and developing teams, and driving overall business performance in the rare diseases portfolio.

Prior to that position, she held the role of Sales and Marketing Lead at Pfizer Israel from 2017 to 2019, where she oversaw national sales and marketing operations specifically for the company’s cardiovascular product lines.

Her earlier career at Pfizer Israel spanned 2004 to 2017, during which she held various sales and managerial positions. Before joining Pfizer, she worked as a sales representative at GSK Israel from 2002 to 2004.

Educationally, Ms. Noy holds an LL.B. in Law from The Academic Centre of Law and Science in Israel, as well as a B.Sc. in Chemistry and Biology from Tel Aviv University. She also served in the Israel Defense Forces (IDF) as an optical systems instructor in the electro-optics unit.

ParaZero Technologies believes that Ms. Noy’s deep experience and leadership background are key strengths that she will bring to the role, supporting the company’s efforts to expand its global commercial presence in the growing drone safety and aerospace sector.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses expanding its global commercial presence in the growing drone safety and aerospace sector. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com